UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 3)

CKX, INC.
(Name of the Issuer)

ROBERT F.X. SILLERMAN
SILLERMAN CAPITAL HOLDINGS, L.P.
LAURA SILLERMAN
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP Number of Class of Securities)

Robert F.X. Sillerman	Thomas E. Molner
150 Fifth Avenue	Kramer Levin Naftalis & Frankel LLP
New York, New York 10011	1177 Avenue of the Americas
Telephone: (212) 231-0091	New York, New York 10036
Telephone: (212) 715-9429

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)
The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T
Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P.
Date Filed:	May 17, 2011

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 26, 2011 with the Securities and Exchange Commission (the “SEC”) by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman as amended by Amendment No. 1 filed with the SEC on June 8, 2011 and Amendment No. 2 filed with the SEC on June 13, 2011 (as amended by Amendment No. 3, the “Schedule 13E-3”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares,” and each a “Common Share”), of the CKx, Inc., a Delaware corporation and the issuer of the Common Shares that are subject to the transaction (“CKx” or the “Company”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes.  The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. with the SEC on May 17, 2011, as amended by Amendment No. 1 filed with the SEC on May 24, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 3, 2011, Amendment No. 4 filed with the SEC on June 8, 2011, Amendment No. 5 filed with the SEC on June 9, 2011 and Amendment No. 6 filed with the SEC on June 16, 2011 (as amended, the “Schedule TO”).

The information set forth in the Offer to Purchase and the Schedule TO is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3.  Except as specifically set forth herein, the Schedule 13E-3 remains unchanged, except that references in the Schedule 13E-3 to the specified sections of the Offer to Purchase include those sections of the Offer to Purchase as amended and supplemented by the Schedule TO.  Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Offer to Purchase.

Item 1.                                Summary Term Sheet.

Items 1 though 15 of the Schedule 13E-3 are hereby amended and supplemented as follows:

“On June 16, 2011, Offeror and CKx issued a joint press release announcing the results of the Offer and that Offeror has commenced a subsequent offering period for all remaining untendered Common Shares expiring at 5:00 p.m., New York City time, on Monday, June 20, 2011.   The full text of the joint press release issued by Offeror and CKx is incorporated as Exhibit (a)(5)(I) hereto.

The Sillerman Stockholders delivered a written consent on June 16, 2011 adopting and approving the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Merger, which became effective promptly following the CKx Board setting a record date for stockholders entitled to vote thereon.

Pursuant to the Sillerman Support Agreement, on June 20, 2011, the Sillerman Stockholders delivered a notice to Parent electing not to contribute any of the Sillerman Shares to Parent (or its affiliate) prior to the Merger in exchange for Parent Common Shares, but rather electing to contribute the Sillerman Shares to Parent (or its affiliate) prior to the Merger in exchange for cash at the same price per share as the Offer Price.”

Item 16.                      Exhibits.

Item 16 of the Schedule 13E-3 is hereby further amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on June 16, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx, Inc. on June 16, 2011).

Item 16 of the Schedule 13E-3 is hereby further amended and supplemented by replacing Exhibit (c)(2) in its entirety with the following:

Exhibit No.	Description

(c)(2)
Presentation of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Exhibit (a)(2)(F) of Amendment No. 6, filed by CKx, Inc. on June 13, 2011, to the Schedule 14D-9). †

___________
†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2011
/s/ Robert F.X. Sillerman
Robert F.X. Sillerman /s/ Laura Sillerman
Laura Sillerman
SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its General Partner
By:	/s/ Robert F.X. Sillerman
Name:	Robert F.X. Sillerman
Title:	President